Exhibit 12.2

American Airlines, Inc.

Computation of Ratio of Earnings to Fixed Charges

(In millions)

	Year Ended December 31,
	2016	2015	2014	2013	2012
Income (loss) before income taxes	$4,443	$4,668	$3,268	$(2,071)	$(2,495)
Add: Total fixed charges (per below)	1,857	1,745	1,891	1,810	1,588
Less: Interest capitalized	45	52	61	47	50

Total earnings (loss) before income taxes	$6,255	$6,361	$5,098	$(308)	$(957)

Fixed charges:
Interest (1)	$951	$848	$908	$774	$695
Portion of rental expense representative of the interest factor	906	897	983	1,036	893

Total fixed charges	$1,857	$1,745	$1,891	$1,810	$1,588

Ratio of earnings to fixed charges	3.4	3.6	2.7	—	—

Coverage deficiency	$—	$—	$—	$2,118	$2,545

(1)	The twelve months ended December 31, 2014 includes non-cash interest accretion related to Bankruptcy Settlement Obligations.